Item 77D - DWS Global Thematic Fund (a series of DWS
Global/International Fund, Inc.)

DWS Global Thematic Fund seeks long-term growth of capital.

Effective November 1, 2006, DWS Global Thematic Fund will eliminate its non-fundamental policy that restricts investment in securities issued by tobacco-producing companies.